Exhibit 99.1

ENTRÉE GOLD INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In respect of the Annual General Meeting of shareholders of Entrée Gold Inc. (the “Company”) held June 7, 2010 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Set the Number of Directors
The number of directors was fixed at six for the ensuing year, as set forth in the Company’s Management Information Circular dated May 3, 2010, subject to such increases as may be permitted by the Notice of Articles and Articles of the Company.

Details of the voting are as follows:

Total votes for:	70,868,048	(99.76%)
Total votes against:	172,812	(0.24%)

Election of Directors
The six nominees set forth in the Company’s Management Information Circular dated May 3, 2010 were elected as directors to hold office for the ensuing year or until their successors are elected or appointed, by resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

The total number of votes cast in favour of, or withheld for, each nominee was as follows:

Mark Bailey	Votes for:	62,044,222	(98.59%)
	Votes withheld:	886,414	(1.41%)

Lindsay Bottomer	Votes for:	62,037,977	(98.58%)
	Votes withheld:	892,659	(1.42%)

Greg Crowe	Votes for:	62,798,261	(99.79%)
	Votes withheld:	132,375	(0.21%)

James Harris	Votes for:	62,644,361	(99.55%)
	Votes withheld:	286,275	(0.45%)

Rt. Hon. Michael Howard	Votes for:	62,395,720	(99.15%)
	Votes withheld:	534,916	(0.85%)

Peter Meredith	Votes for:	62,035,522	(98.58%)
	Votes withheld:	895,114	(1.42%)

Appointment of Auditors
Davidson & Company LLP, Chartered Accountants, was reappointed as auditor of the Company to hold office until the next annual meeting of shareholders or until their successors are appointed and that the directors be authorized to fix the remuneration of the auditor, by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total votes for:	79,960,886	(99.89%)
Total votes withheld	80,373	(0.11%)

Stock Option Plan
The amendments to the Stock Option Plan, as more particularly described in the Company’s Management Information Circular dated May 3, 2010, were approved by resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Details of the voting are as follows:

Total votes for:	54,676,429	(90.19%)
Total votes against	5,946,539	(9.81%)

Dated at Vancouver, British Columbia this 11th day of June, 2010

ENTRÉE GOLD INC.

By:          “Mona M. Forster”
Mona M. Forster
Vice President,Corporate Affairs